invensys®

Invensys plc
Portland House
Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

RECEIVED
2006 JUN 21 P 2:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-2142

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

06014560

12 June 2006

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Notification of Interests of Directors and Connected Persons.

Yours faithfully,

Rachel Spencer
Deputy Secretary

Copy to: Mr. T. Peterson
Mr. M. Downing

PROCESSED
JUN 23 2006
THOMSON
FINANCIAL

RNS Number:4221E
Invensys PLC
12 June 2006

INVENSYS PLC
('the Company')

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Invensys plc notifies that 2,000,000 ordinary shares of 1p each ('Shares') have been delivered to Ulf C I Henriksson, a director of the Company, on 9 June 2006, following vesting of the first tranche of Shares under a restricted share award granted on 1 June 2004.

820,000 Shares were sold at 22p per Share on 9 June 2006 to meet Mr Henriksson's tax liabilities on the Shares which vested. Under the terms of the restricted share award, Mr Henriksson is required to retain the remaining 1,180,000 Shares until 20 November 2007.

Following these transactions Mr Henriksson's total holding is 2,180,000 Shares (representing 0.0383% of the issued share capital). Mr Henriksson intends to take up his rights under the proposed rights issue in respect of his total shareholding.

Name of contact and telephone number for queries: Steve Devany, Vice President - Communications 020 78213758

Name of Company Official responsible for making notification: Emma Sullivan, Assistant Secretary

Date of notification: 12 June 2006